SUB-ITEM 77C:

A special meeting of shareholders of the Strategic Bond Fund was held on March 24, 2010 (the "Meeting"). At the Meeting, shareholders approved (i) a new subadvisory agreement between SunAmerica Asset Management Corp. ("SunAmerica") and
PineBridge Investments LLC ("PineBridge") and (ii) the operation of Strategic Bond Fund in a manner consistent with the exemptive order received from the Securities and Exchange Commission that permits SunAmerica to, among other things, enter into or amend subadvisory agreements with unaffiliated subadvisers upon approval by the Board of Trustees, but without obtaining shareholder approval (the "Manager of Managers Proposal").

The voting results were as follows:

To approve a new subadvisory agreement between SunAmerica and PineBridge:

FOR

AGAINST
ABSTAIN
80,093,499
4,119,518
6,591,922

To approve the Manager of Managers Proposal:

FOR

AGAINST
ABSTAIN
73,049,074
10,88,757
6,867,109


SUB-ITEM 77Q1(e):

Copies of any new or amended registrant investment advisory contracts.

(i)	Subadvisory Agreement between SunAmerica and PineBridge
dated March 26, 2010. Attached hereto.